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January 25, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE:    Form N-14 Pre-Effective Amendment No. 1 for
       RiverSource Government Money Market Fund, Inc.
       File No.: 333-163371

Dear Ms. Mengiste:

Registrant is filing Pre-Effective Amendment No. 1 on Form N-14 pursuant to Rule 473(b) for the purpose of declaring the Registration Statement effective.

Pursuant to Rule 461, Registrant respectively requests that the effective date of the above-mentioned Registration Statement be accelerated and declared effective on January 27, 2010 or as soon as practicable thereafter. A letter on behalf of the Principal Underwriter also is accompanying this filing.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Anna Butskaya at 612-671-4993.

Sincerely,


/s/ Scott R. Plummer
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Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Government Money Market, Inc.